[FORM OF AMENDED AND RESTATED CONVERTIBLE NOTE]

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR (B) AN OPINION OF COUNSEL, IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) IF SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT, SUCH DOCUMENTS, OPINIONS AND CERTIFICATES AS THE COMPANY MAY REASONABLY REQUIRE. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 19(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.

pSivida Limited

Amended and Restated Convertible Note

Issuance Date: November 16, 2005	Principal: U.S. $12,500,000

FOR VALUE RECEIVED, pSivida Limited, an Australian corporation (the "Company"), hereby promises to pay to the order of CASTLERIGG MASTER INVESTMENTS LTD. or registered assigns ("Holder") the amount set out above as the Principal (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the "Principal") when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("Interest") on any outstanding Principal at the Interest Rate, from the date set out above as the Issuance Date (the "Issuance Date") until the same becomes due and payable, whether upon an Interest Date (as defined below), the Maturity Date, acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Subordinated Convertible Note (including all Convertible Notes issued in exchange, transfer or replacement hereof, this "Note") amends, supplements, modifies and completely restates and supersedes the Subordinated Convertible Note, dated as of November 16, 2005 (the "Existing Note"), issued by the Company to the order of the Holder in the principal amount of $15,000,000, but shall not, except as specifically amended hereby or as set forth in the Amendment Agreement (as defined below), constitute a release, satisfaction or novation of any of the obligations under the Existing Note or any other Transaction Document (as defined in the Securities Purchase Agreement, defined below). This Note is one of an issue of Subordinated Convertible Notes issued pursuant to the Amendment Agreement (the "Amendment Agreement") dated as of July [__], 2006 (collectively, the "Notes" and such other Convertible Notes, the "Other Notes" and the holders of the Other Notes, the "Other Holders")). Certain capitalized terms used herein are defined in Section 29.

(1) MATURITY. On the Maturity Date, the Holder shall surrender this Note to the Company and the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges, if any. The "Maturity Date" shall be the date which is three (3) years after the Issuance Date, as may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default (as defined in Section 4(a)) pursuant to clause (i), (ii) or (iii) of Section 4(a) shall have occurred and be continuing or any event shall have occurred and be continuing which with the passage of time and the failure to cure would result in an Event of Default pursuant to clause (i), (ii) or (iii) of Section 4(a) and (ii) through the date that is ten (10) Business Days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice (as defined in Section 5) is delivered prior to the Maturity Date.

(2) INTEREST; INTEREST RATE. Interest on this Note shall commence accruing on the Issuance Date and shall be computed on the basis of a 365-day year and actual days elapsed and shall be payable in arrears for each Calendar Quarter on the first (1st) day of the succeeding Calendar Quarter during the period beginning on the Issuance Date and ending on, and including, the Maturity Date (each, an "Interest Date") with the first Interest Date being January 1, 2006. Interest shall be payable on each Interest Date, to the record holder of this Note on the applicable Interest Date, in ADRs ("Interest Shares"), or, at the option of the Company, in cash ("Cash Interest"), or a combination thereof. On or prior to the fifth (5th) Trading Day prior to each Interest Date (each, an "Interest Notice Due Date"), the Company shall deliver written notice (each, an "Interest Election Notice") to the Holder confirming that the Equity Conditions have been satisfied as of such Interest Notice Due Date and specifying the amount of Interest that shall be paid as Cash Interest and the amount of Interest that shall be paid in Interest Shares. Notwithstanding the foregoing, unless otherwise waived or consented to in writing by the Holder, the Company will not be permitted to issue on any Interest Date a number of Interest Shares (and must pay any excess in Cash Interest) which exceeds the Maximum Interest Share Amount. Interest to be paid on an Interest Date in Interest Shares shall be paid in a number of fully paid and nonassessable (rounded to the nearest whole share in accordance with Section 3(a)) ADRs equal to the quotient of (a) the amount of Interest payable on such Interest Date less any Cash Interest paid and (b) the Interest Conversion Price in effect on the applicable Interest Date. If any Interest Shares are to be paid on an Interest Date, then the Company shall (X) provided that the Company's transfer agent (the "Transfer Agent") is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, credit such aggregate number of Interest Shares to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the foregoing shall not apply, issue and deliver on the applicable Interest Date, to the address set forth in the register maintained by the Company for such purpose pursuant to the Securities Purchase Agreement or to such address as specified by the Holder in writing to the Company at least two (2) Business Days prior to the applicable Interest Date, a certificate, registered in the name of the Holder or its designee, for the number of Interest Shares to which the Holder shall be entitled. In addition, upon payment of any Interest Shares, the Company shall deposit the corresponding number of Ordinary Shares representing the number of American Depositary Shares ("ADSs") underlying the ADRs and pay by wire transfer to the Depositary's account the ADS issuance fee of $0.04 per ADS to be issued, together with all applicable taxes and expenses otherwise payable under the terms of the Deposit Agreement for the deposit of Ordinary Shares and issuance of ADSs (including, without limitation, confirmation that any Australian stock transfer taxes in respect of such deposit (if any) have been paid by the Company), and the Company shall otherwise comply with and cause any other necessary party to comply with all the terms of the Deposit Agreement. Notwithstanding the foregoing, the Company shall not be entitled to pay Interest in Interest Shares and shall be required to pay such Interest in cash as Cash Interest on the applicable Interest Date if, unless consented to in writing by the Holder, during the period commencing on the applicable Interest Notice Due Date through the applicable Interest Date the Equity Conditions have not been satisfied. Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate and be payable by way of inclusion of the Interest in the Conversion Amount in accordance with Section 3(b)(i). Upon the occurrence and during the continuance of an Event of Default, the Interest Rate shall be increased to ten percent (10%). In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated and unpaid at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default. The Company's obligation to pay any taxes in respect of the issuance and delivery of Interest Shares, or to pay to the Holder any additional amounts associated with such taxes, shall be determined under Section 4(o) of the Securities Purchase Agreement.

(3) CONVERSION OF NOTES. This Note shall be convertible into the Company's ADRs, on the terms and conditions set forth in this Section 3.

(a) Conversion Right. Subject to the provisions of Section 3(d), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable ADRs in accordance with Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of an ADR upon any conversion. If any conversion would result in the issuance of a fraction of an ADR, the Company shall round such fraction of an ADR up to the nearest whole share. The Company's obligation to pay any taxes in respect of the issuance and delivery of ADRs or Ordinary Shares, or to pay to the Holder any additional amounts associated with such taxes, shall be determined under Section 4(o) of the Securities Purchase Agreement.

In the event that the Company's Board of Directors should determine that the Company shall transform itself (whether by re-incorporation in the United States or otherwise) from a foreign private issuer (as defined under the Securities Act of 1933, as amended), all references to ADRs or ADSs shall be deemed references to whatever shares are then issued by the re-domiciled Company and all other provisions of this Agreement shall be equitably adjusted by the parties hereto to the extent necessary or appropriate to reflect such new country of incorporation.

(b) Conversion Rate. The number of ADRs issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the "Conversion Rate").

(i) "Conversion Amount" means the sum of (A) the portion of the Principal to be converted, redeemed or otherwise with respect to which this (or any other) determination is being made, (B) accrued and unpaid Interest with respect to such Principal and (C) accrued and unpaid Late Charges with respect to such Principal and Interest.

(ii) "Conversion Price" means, as of any Conversion Date (as defined below) or other date of determination, $2.00 per ADR (which is equivalent to $0.20 per Ordinary Share), subject to adjustment as provided herein.

(c) Mechanics of Conversion.

(i) Optional Conversion. To convert any Conversion Amount into ADRs on any date (a "Conversion Date"), the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York Time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the "Conversion Notice") to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the second (2nd) Business Day following the date of receipt of a Conversion Notice, the Company shall transmit by facsimile a confirmation of receipt of such Conversion Notice to the Holder and the Transfer Agent. On or before the fifth (5th) Business Day following the date of receipt of a Conversion Notice (the "Share Delivery Date"), the Company shall (X) provided that the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, credit such aggregate number of ADRs to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system or (Y) if the foregoing shall not apply, issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of ADRs to which the Holder shall be entitled. If this Note is physically surrendered for conversion as required by Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than three (3) Business Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 19(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the ADRs issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such ADRs on the Conversion Date. Upon conversion of this Note, the Company shall deposit the corresponding number of Ordinary Shares representing the number of ADSs underlying the ADRs and pay by wire transfer to the Depositary's account the ADS issuance fee of $0.04 per ADS to be issued, together with all applicable taxes and expenses otherwise payable under the terms of the Deposit Agreement for the deposit of Ordinary Shares and issuance of ADSs (including, without limitation, confirmation that any Australian stock transfer taxes in respect of such deposit (if any) have been paid by the Company), and the Company shall otherwise comply with and cause any other necessary party to comply with all the terms of the Deposit Agreement.

(ii) Company's Failure to Timely Convert. If the Company shall fail to issue a certificate to the Holder or credit the Holder's balance account with DTC for the number of ADRs to which the Holder is entitled upon conversion of any Conversion Amount on or prior to the date which is five (5) Business Days after the Conversion Date (a "Conversion Failure"), then (A) the Company shall pay damages in cash to the Holder for each date of such Conversion Failure in an amount equal to an interest rate equal to 10% per annum applied to the product of (I) the sum of the number of ADRs not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Closing Sale Price of the ADRs on the Share Delivery Date and (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, if within three (3) Trading Days after the Company's receipt of the facsimile copy of a Conversion Notice the Company shall fail to issue and deliver a certificate to the Holder or credit the Holder's balance account with DTC for the number of ADRs to which the Holder is entitled upon such holder's conversion of any Conversion Amount, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) ADRs to deliver in satisfaction of a sale by the Holder of ADRs issuable upon such conversion that the Holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three (3) Business Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the ADRs so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such ADRs) shall be deemed to have been satisfied and shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such ADRs and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of ADRs, times (B) the Closing Bid Price on the Conversion Date.

(iii) Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender of this Note. The Holder and the Company shall maintain records showing the Principal, Interest and Late Charges converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.

(iv) Pro Rata Conversion; Disputes. In the event that the Company receives a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Notes submitted for conversion, the Company, subject to Section 3(d), shall convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder's portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of ADRs issuable to the Holder in connection with a conversion of this Note, the Company shall issue to the Holder the number of ADRs not in dispute and resolve such dispute in accordance with Section 24.

(d) Limitations on Conversions

(i) Beneficial Ownership. The Company shall not effect any conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, the Holder (together with the Holder's affiliates) would beneficially own (directly or indirectly) in excess of 4.99% (the "Maximum Percentage") of the number of Ordinary Shares outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned (directly or indirectly) by the Holder and its affiliates shall include the number of Ordinary Shares represented by the ADRs issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of Ordinary Shares represented by the ADRs or otherwise which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company beneficially owned by the Holder or any of its affiliates (including, without limitation, any Other Notes or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Section 3(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Section 3(d), in determining the number of outstanding Ordinary Shares, the Holder may rely on the number of outstanding Ordinary Shares as reflected in (x) the Company's most recent Form 20-F, Form 6-K or other public filing with the Securities and Exchange Commission, as the case may be (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Transfer Agent setting forth the number of Ordinary Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within two (2) Business Days confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder and its affiliates since the date as of which such number of outstanding Ordinary Shares was reported. By written notice to the Company, the Holder may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Notes.

(ii) Principal Market Regulation. The Company shall not be obligated to issue any ADRs upon conversion of this Note, and the Holder of this Note shall not have the right to receive upon conversion of this Note any ADRs, if the issuance of such ADRs would exceed the aggregate number of ADRs which the Company may issue upon conversion or exercise, as applicable, of the Notes and Warrants or otherwise without breaching the Company's obligations under the rules or regulations of the Principal Market (or such other Eligible Market on which the ADRs or Ordinary Shares are listed) and the ASX (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company obtains the approval of its shareholders as required by the applicable rules of the Principal Market and the ASX listing rules for issuances in excess of such amount. Until such approval is obtained, no purchaser of the Notes pursuant to the Securities Purchase Agreement (the "Purchasers") shall be issued in the aggregate, upon conversion or exercise, as applicable, of Notes or Warrants, or otherwise any ADRs in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the principal amount of Notes issued to the applicable Purchaser pursuant to the Securities Purchase Agreement on the Closing Date and the denominator of which is the aggregate principal amount of all Notes issued to the Purchasers pursuant to the Securities Purchase Agreement on the Closing Date (with respect to each Purchaser, the "Exchange Cap Allocation"). In the event that any Purchaser shall sell or otherwise transfer any of such Purchaser's Notes, the transferee shall be allocated a pro rata portion of such Purchaser's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of Notes shall convert all of such holder's Notes into a number of ADRs which, in the aggregate, is less than such holder's Exchange Cap Allocation, then the difference between such holder's Exchange Cap Allocation and the number of ADRs actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of Notes on a pro rata basis in proportion to the aggregate principal amount of the Notes then held by each such holder.

(4) RIGHTS UPON EVENT OF DEFAULT.

(a) Event of Default. Each of the following events shall constitute an "Event of Default":

(i) the failure of the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is sixty (60) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or, while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to any holder of the Notes for sale of all of such holder's Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of ten (10) consecutive days or for more than an aggregate of thirty (30) days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

(ii) the suspension from trading or failure of the ADRs to be listed on an Eligible Market for a period of five (5) consecutive days or for more than an aggregate of ten (10) days in any 365-day period;

(iii) the Company's (A) failure to cure a Conversion Failure by delivery of the required number of ADRs within twelve (12) Business Days after the applicable Conversion Date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into ADRs that is tendered in accordance with the provisions of the Notes;

(iv) the Company's failure to pay to the Holder any amount of Principal when and as due or any Interest, Late Charges or other amounts within three Business Days of the date when and as due under this Note (including, without limitation, the Company's failure to pay any redemption payments) or any other Transaction Document (as defined in the Securities Purchase Agreement) or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby to which the Holder is a party;

(v) any Indebtedness, the aggregate of which obligation(s) exceed(s) US$250,000.00 (or the equivalent in one or more other currencies) individually or in the aggregate is declared to be or otherwise becomes due and payable prior to its specified maturity (other than as a result of a mandatory prepayment not attributable to an event of default) or with respect to which the Company or any of its Subsidiaries fails to make any payment at the maturity date as and when due;

(vi) the Company or any of its Material Subsidiaries (as such term is defined under Regulation S-K under the Securities and Exchange Act of 1933, as amended), pursuant to or within the meaning of Title 11, U.S. Code, or any similar Federal, foreign or state law for the relief of debtors (collectively, "Bankruptcy Law"), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, trustee, assignee, liquidator or similar official (a "Custodian"), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

(vii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company or any of its Material Subsidiaries in an involuntary case, (B) appoints a Custodian of the Company or any of its Material Subsidiaries or (C) orders the liquidation of the Company or any of its Material Subsidiaries;

(viii) a final judgment or judgments for the payment of money aggregating in excess of $2,500,000 are rendered against the Company or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any such judgment shall not give rise to an Event of Default under this subsection (viii) if and for so long as (A) the amount of such judgment is covered by a valid and binding policy of insurance between the defendant and the insurer covering full payment thereof and (B) such insurer has been notified, and has not disputed the claim made for payment, of the amount of such judgment;

(ix) the Company breaches any material representation, warranty, covenant or other term or condition of any Transaction Document in any material respect, except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of at least ten (10) consecutive Business Days after notice from any Holder or the Company becomes or reasonably should be expected to have become aware of such breach;

(x) any material breach or failure in any respect to comply with either of Sections 8 or 15 of this Note; or

(xi) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

(b) Redemption Right. Promptly after the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall deliver written notice thereof via facsimile and overnight courier (an "Event of Default Notice") to the Holder. At any time after the earlier of the Holder's receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default and until 30 days after such Event of Default has been cured, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (the "Event of Default Redemption Notice") to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the Conversion Amount to be redeemed and (y) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice and (B) the Closing Sale Price of the ADRs on the date immediately preceding such Event of Default (the "Event of Default Redemption Price"). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 13.

(5) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.

(a) Assumption. The Company shall not enter into or be party to a Fundamental Transaction unless, and shall use its best endeavors to procure that, (i)  the Successor Entity (if other than the Company) assumes in writing all of the obligations of the Company under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of such Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts and the interest rates of the Notes held by such holder and having similar ranking to the Notes, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity is a publicly traded corporation whose common shares (or whose American Depositary Shares) are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, such Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the "Company" shall refer instead to such Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, such Successor Entity shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of the Fundamental Transaction, in lieu of the ADRs (or other securities, cash, assets or other property) purchasable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such publicly traded common shares (or their equivalent) of the Successor Entity (including its Parent Entity), as adjusted in accordance with the provisions of this Note. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of this Note.

(b) Redemption Right. No sooner than thirty (30) days nor later than ten (10) days prior to the consummation of a Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a "Change of Control Notice"); provided that in no case shall the Company deliver or be required to deliver such Change of Control Notice prior to the public announcement of such Change of Control. At any time during the period beginning after the Holder's receipt of a Change of Control Notice and ending on the date of the consummation of such Change of Control (or, in the event a Change of Control Notice is not delivered at least ten (10) days prior to a Change of Control, at any time on or after the date which is ten (10) days prior to a Change of Control and ending ten (10) days after the consummation of such Change of Control), the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof ("Change of Control Redemption Notice") to the Company, which Change of Control Redemption Notice shall indicate the Conversion Amount the Holder is electing to redeem. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the Conversion Amount being redeemed and (y) the quotient determined by dividing (A) the Closing Sale Price of the ADRs immediately following the public announcement of such proposed Change of Control by (B) the Conversion Price and (ii) the product of Change of Control Premium and the Conversion Amount being redeemed (the "Change of Control Redemption Price"). Redemptions required by this Section 5 shall be made in accordance with the provisions of Section 13 and shall have priority to payments to shareholders in connection with a Change of Control.

(6) RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS AND OTHER CORPORATE EVENTS.

(a) Purchase Rights. If at any time the Company, directly or indirectly, grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, to the extent permitted by applicable Law, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Ordinary Shares underlying the ADRs acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the grant, issue or sale of such Purchase Rights.

(b) Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of ADRs or Ordinary Shares are entitled to receive securities or other assets with respect to or in exchange for ADRs or Ordinary Shares (a "Corporate Event"), the Company shall make appropriate provision, to the extent not prohibited by applicable law, to insure that the Holder will thereafter have the right to receive upon a conversion of this Note, (i) in addition to the ADRs receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such ADRs had such ADRs been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note) or (ii) in lieu of the ADRs otherwise receivable upon such conversion, such securities or other assets received by the holders of ADRs or Ordinary Shares in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to ADRs) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Note.

(7) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.

(a) Adjustment of Conversion Price upon Issuance of Ordinary Shares. If and whenever on or after the Subscription Date, the Company issues or sells, or in accordance with this Section 7(a) is deemed to have issued or sold, any Ordinary Shares (including those underlying any ADRs and the issuance or sale of Ordinary Shares owned or held by or for the account of the Company, but excluding Ordinary Shares deemed to have been issued or sold by the Company in connection with any Excluded Security) for a consideration per Ordinary Share (the "New Issuance Price") less than a price (the "Applicable Price") equal to (i) one-tenth (1/10th) of the Conversion Price (in the case of ADRs) or (ii) the Conversion Price (in the case that the Conversion Price is determined by reference to the Ordinary Shares) in effect immediately prior to such issue or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the New Issuance Price. Appropriate and equitable adjustment to the terms and provisions of this Note shall be made in the event of any change to the ratio of ADRs to Ordinary Shares represented thereby. For purposes of determining the adjusted Conversion Price under this Section 7(a), the following shall be applicable:

(i) Issuance of Options. If the Company in any manner grants or sells any Options and the lowest price per share for which one Ordinary Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Applicable Price, then such Ordinary Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this Section 7(a)(i), the "lowest price per share for which one Ordinary Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Ordinary Share upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Ordinary Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Ordinary Shares upon conversion or exchange or exercise of such Convertible Securities.

(ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one Ordinary Share is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then such Ordinary Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance of sale of such Convertible Securities for such price per share. For the purposes of this Section 7(a)(ii), the "price per share for which one Ordinary Share is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Ordinary Share upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Ordinary Shares upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section 7(a), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

(iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable or exercisable for Ordinary Shares changes at any time, the Conversion Price in effect at the time of such change shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Subscription Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Ordinary Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

(iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $.01. If any Ordinary Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the gross amount paid by the purchaser therefor. If any Ordinary Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such securities on the date of receipt. If any Ordinary Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Ordinary Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined in good faith by the Board of Directors of the Company.

(v) Record Date. If the Company takes a record of the holders of Ordinary Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Ordinary Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Ordinary Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Ordinary Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(b) Adjustment of Conversion Price upon Pro Rata Bonus Issue of Ordinary Shares. If the Company makes a pro rata bonus issue of Ordinary Shares to its shareholders prior to conversion of the Note, and the Note is not converted prior to the record date for the issue, the Note will, when converted, entitle the holder to the number of ADRs that would ordinarily be received under Section 3, plus the number of bonus Ordinary Shares which would have been issued to the Holder if the Note had been converted prior to the record date.

(c) Adjustment of Conversion Price upon Subdivision or Combination of Ordinary Shares. If the Company at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding ADRs (or Ordinary Shares underlying such ADRs) into a greater number of ADRs (or Ordinary Shares), the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding ADRs (or Ordinary Shares) into a smaller number of ADRs (or Ordinary Shares), the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment under this Section 7(d) shall be subject to (and will be correspondingly reorganised in a manner which is permissible under, or necessary to comply with) the ASX Listing Rules or the rules of any Eligible Market in force at the relevant time and shall become effective at the close of business on the date the subdivision or combination becomes effective.

(d) Capital reorganizations. If there is a reorganisation of the capital of the Company, the number of ADRs applicable to the Note and/or the Conversion Price of the Note will be correspondingly reorganised in a manner, which is permissible under, or necessary to comply, with the ASX Listing Rules or the rules of any other Eligible Market in force at the relevant time. Subject to the above, if there is a reorganisation of the capital of the Company, the number of ADRs applicable to the Note or the Conversion Price or both will be reorganised so that the Holder of the Note will not receive a benefit that holders of Ordinary Shares do not receive. The Company shall give notice to the Holder of the Note of any adjustments to the number of ADRs which are to be issued on conversion of the Note or to the Conversion Price. Before a Note is converted, all adjustment calculations are to be carried out including all fractions (in relation to each of the number of ADRs applicable to the Note and the Conversion Price), but on conversion the number of ADRs issued is rounded down to the next lower whole number and the Conversion Price rounded up to the next higher cent.

(e) Other Events. If any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.

(f) Adjustment. If on April 30, 2007, the Subsequent Conversion Price is less than the then applicable Conversion Price, then the Conversion Price shall be reset to the Subsequent Conversion Price.

(8) HOLDER'S RIGHT OF OPTIONAL REDEMPTION. On each Holder Optional Redemption Date, the Holder shall have the right, in its sole discretion, to require that the Company redeem (each a "Holder Optional Redemption") up to $6,250,000 in Principal amount of the Note plus accrued and unpaid Interest with respect to such Principal and accrued and unpaid Late Charges with respect to such principal and Interest (the "Optional Redemption Amount") by delivering written notice thereof (a "Holder Optional Redemption Notice" and, collectively with the Event of Default Redemption Notice and the Change of Control Redemption Notice, the "Redemption Notices" and each a "Redemption Notice") to the Company no later than ten (10) Business Days after the applicable Holder Optional Redemption Date. The Holder Optional Redemption Notice shall indicate the amount of the applicable Optional Redemption Amount the Holder is electing to have redeemed on such Optional Redemption Exercise Date (the "Holder Optional Redemption Amount") and the date of such redemption (the "Optional Redemption Exercise Date"); provided, however, that (a) such Holder Optional Redemption Amount indicated shall not exceed the Optional Redemption Amount and (b) such Optional Redemption Exercise Date shall not be less than ten (10) Business Days after the date of delivery of such Holder Optional Redemption Notice. The portion of this Note subject to redemption pursuant to this Section 8 shall be redeemed by the Company in cash on the applicable Holder Optional Redemption Date at a price equal to the Holder Optional Redemption Amount being redeemed (the "Holder Optional Redemption Price" and, collectively with the Event of Default Redemption Price and the Change of Control Redemption Price, the "Redemption Prices" and, each a "Redemption Price").

Such Holder covenants that it will comply with Section 2(j) of the Securities Purchase Agreement.

(9) COMPANY'S RIGHT OF MANDATORY CONVERSION.

(a) Mandatory Conversion. If at any time from and after the sixtieth (60th) day after the Effective Date (as defined in the Registration Statement) (the "Mandatory Conversion Eligibility Date"), (i) the Weighted Average Price of the ADRs exceed for each of any twenty (20) out of twenty-five (25) consecutive Trading Days following the Mandatory Conversion Eligibility Date (the "Mandatory Conversion Measuring Period"), 200% of the applicable Conversion Price (subject to appropriate adjustments for share splits, share dividends, share combinations and other similar transactions after the Subscription Date) and (ii) the Equity Conditions shall have been satisfied (or waived in writing by the Holder), during the period commencing on the Mandatory Conversion Notice Date through the applicable Mandatory Conversion Date (each, as defined below), the Company shall have the right to require the Holder to convert all, or any portion, of the Conversion Amount then remaining under this Note as designated in the Mandatory Conversion Notice into fully paid, validly issued and nonassessable ADRs in accordance with Section 3(c) hereof at the Conversion Rate as of the Mandatory Conversion Date (a "Mandatory Conversion"). The Company may exercise its right to require conversion under this Section 9(a) by delivering within not more than three (3) Business Days following the end of any such Mandatory Conversion Measuring Period a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes and the Transfer Agent (the "Mandatory Conversion Notice" and the date all of the holders received such notice is referred to as the "Mandatory Conversion Notice Date"). The Mandatory Conversion Notice shall be irrevocable. The Mandatory Conversion Notice shall state (i) the Business Day selected for the Mandatory Conversion in accordance with this Section 9(a), which Business Day shall be at least twenty (20) Business Days but not more than sixty (60) Business Days following the Mandatory Conversion Notice Date (the "Mandatory Conversion Date"), (ii) the aggregate Conversion Amount of the Notes subject to mandatory conversion from all of the holders of the Notes pursuant to this Section 9 (and analogous provisions under the Other Notes) and (iii) the number of ADRs to be issued to such Holder on the Mandatory Conversion Date.

(b) Pro Rata Conversion Requirement. If the Company elects to cause a conversion of any Conversion Amount of this Note pursuant to Section 9(a), then it must simultaneously take the same action in the same proportion with respect to the Other Notes. All Conversion Amounts converted by the Holder after the Mandatory Conversion Notice Date shall reduce the Conversion Amount of this Note required to be converted on the Mandatory Conversion Date. If the Company has elected a Mandatory Conversion, the mechanics of conversion set forth in Section 3(c) shall apply, to the extent applicable, as if the Company and the Transfer Agent had received from the Holder on the Mandatory Conversion Date a Conversion Notice with respect to the Conversion Amount being converted pursuant to the Mandatory Conversion.

(10) COMPANY'S RIGHT OF OPTIONAL REDEMPTION.

(a) Company Optional Redemption. At any time after the Issuance Date, the Company shall have the right to redeem all or any portion of the Conversion Amount then remaining under this Note (a "Company Optional Redemption"). The portion of this Note subject to redemption pursuant to this Section 10 shall be redeemed by the Company in cash at a price equal to 108% of the Conversion Amount being redeemed (the "Company Optional Redemption Price"). The Company may exercise its redemption right under this Section 10 by delivering a written notice thereof by confirmed facsimile and overnight courier to all, but not less than all, of the holders of Notes and the Transfer Agent (the "Company Optional Redemption Notice" and the date such notice is delivered to all the holders is referred to as the "Company Optional Redemption Notice Date"). The Company Optional Redemption Notice shall be irrevocable. The Company Optional Redemption Notice shall state (A) the date on which the Company Optional Redemption shall occur (the "Company Optional Redemption Date") which date shall be not less than thirty (30) days nor more than sixty (60) days after the Company Optional Redemption Notice Date, (B) the aggregate Principal amount (the "Company Optional Redemption Amount") of the Notes which the Company has elected to be subject to Optional Redemption from all of the holders of the Notes pursuant to this Section 10 (and analogous provisions under the Other Notes) on the Company Optional Redemption Date, (C) that in connection with the Company Optional Redemption the Company shall issue to the Holder Series B Warrants and (D) the number of ADSs for which such Series B Warrants shall become exercisable shall be equal to the quotient of (1) 30% of the Conversion Amount being redeemed and (2) the then applicable Conversion Price. The Company will make a public announcement containing the information set forth in the Company Optional Redemption Notice on or before the Company Optional Redemption Notice Date. The Company may not effect more than one (1) Company Optional Redemption during any consecutive thirty (30) Trading Day period. Notwithstanding anything to the contrary in this Section 10, until the Company Optional Redemption Price is paid, in full, the Company Optional Redemption Amount may be converted, in whole or in part, by the holders of Notes into ADSs pursuant to Section 3. All Conversion Amounts converted by the Holder after the Company Optional Redemption Notice Date shall reduce the Conversion Amount of this Note required to be redeemed on the Company Optional Redemption Date. Redemptions made pursuant to this Section 10 shall be made in accordance with Section 13.

(b) Pro Rata Redemption Requirement. If the Company elects to cause a Company Optional Redemption pursuant to Section 10(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause a Company Optional Redemption pursuant to Section 10(a) (or similar provisions under the Other Notes) with respect to less than all of the principal amount of the Notes then outstanding, then the Company shall require redemption of a Principal amount from the Holder and each holder of the Other Notes equal to the product of (i) the aggregate principal amount of Notes which the Company has elected to cause to be redeemed pursuant to Section 8(a), multiplied by (ii) the fraction, the numerator of which is the sum of the initial principal amount of Notes purchased by such holder and the denominator of which is the initial principal amounts of Notes purchased by all holders holding outstanding Notes (such fraction with respect to each holder is referred to as its "Redemption Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata Redemption Amount"); provided that in the event that the initial holder of any Notes has sold or otherwise transferred any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's Redemption Allocation Percentage and Pro Rata Redemption Amount.

(11) NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Constitution, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any Ordinary Shares underlying the Conversion Shares receivable upon the conversion of this Note above the Conversion Price then in effect and (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Conversion Shares upon the conversion of this Note.

(12) SUBORDINATION TO PERMITTED SENIOR INDEBTEDNESS; SECURITY.

(a) Subordination. Subject to the final sentence of Section (12)(g) hereof, the indebtedness represented by this Note and the payment of any Principal, Interest, Late Charges, redemption amount, liquidated damages, fees, expenses or any other amounts in respect of this Note (collectively, the "Subordinated Indebtedness") is hereby expressly made subordinate and junior and subject in right of payment, only to the extent expressly set forth in Section (12)(b) hereof, to the prior payment in full of all Permitted Senior Indebtedness of the Company hereinafter incurred.

(b) Payment upon Dissolution, Etc. In the event of any bankruptcy, insolvency, reorganization, receivership, composition, assignment for benefit of creditors or other similar proceeding initiated by or against the Company or any dissolution or winding up or total or partial liquidation or reorganization in bankruptcy of the Company (each, a "Proceeding"), all principal, interest and other obligations due upon any Permitted Senior Indebtedness shall first be paid in full or fully cash collateralized before the Holder shall be entitled to receive or, if received, to retain any payment or distribution on account of this Note and, during the continuance of any such Proceeding, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holder would be entitled with respect to any Subordinated Indebtedness but for the provisions of this Section 12 shall be paid by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, or by the Holder who shall have received such payment or distribution, directly to the holders of the Permitted Senior Indebtedness (pro rata to each such holder on the basis of the respective amounts of such Permitted Senior Indebtedness held by such holder) or their representatives to the extent necessary to pay all such Permitted Senior Indebtedness in full after giving effect to any concurrent payment or distribution to or for the holders of such Permitted Senior Indebtedness, before any payment or distribution is made to the Holder or any holders of the Notes; provided, however, that notwithstanding anything to the contrary, in any event the Holder shall be entitled to receive and retain any and all Junior Securities (as defined below), and shall be ranked first with respect to the proceeds of the Collateral.

(c) Certain Rights. Nothing contained in this Section 12 or elsewhere in this Note or any other Transaction Document, is intended to or shall impair, as among the Company, its creditors including the holders of Permitted Senior Indebtedness and the Holder, the right, which is absolute and unconditional, of the Holder to convert this Note in accordance herewith.

(d) Rights of Holder Unimpaired. The provisions of this Section 12 are and are intended solely for the purposes of defining the relative rights of the Holder and the holders of Permitted Senior Indebtedness and nothing in this Section 12 shall impair, as between the Company and the Holder, the obligation of the Company, which is unconditional and absolute, to pay to the Holder the Principal hereof (and premium, if any), accrued Interest hereon and all other Subordinated Indebtedness payable hereunder, all in accordance with the terms of this Note.

(e) Junior Securities. As used herein, "Junior Securities" means debt or equity securities of the Company as reorganized or readjusted, or debt or equity securities of the Company or any other Person provided for by a plan of reorganization or readjustment authorized by an order or decree of a court of competent jurisdiction in a Proceeding under any applicable law, so long as in the case of debt securities, such Junior Securities are subordinated in right of payment to all Permitted Senior Indebtedness and to whatever is issued to the holders of the Permitted Senior Indebtedness on account of the Permitted Senior Indebtedness, to the same extent as, or to a greater extent than, the Subordinated Indebtedness is so subordinated as provided for herein.

(f) Intercreditor Arrangements. In the event that a holder of Permitted Senior Indebtedness shall require the holders of the Notes to enter into any intercreditor or subordination agreement or any similar arrangements, the Company shall reimburse the Holder for any reasonable expenses incurred in connection with the negotiation, execution and delivery of any such agreement (and any related documents), including without limitation, reasonable legal fees and expenses.

(g) Lien Subordination. Any Lien of Holder, whether now or hereafter existing in connection with the amounts due under this Note, on any assets or property of Company or any proceeds or revenues therefrom which Holder may have at any time as security for any amounts due and obligations under this Note shall be subordinate to all Liens hereafter granted to a holder of Permitted Senior Indebtedness by Company or by law, notwithstanding the date, order or method of attachment or perfection of any such Lien or the provisions of any applicable law. The foregoing sentence shall not apply with respect to the Holder's security interest set forth in the Security Documents.

(13) REDEMPTIONS.

(a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within ten (10) Business Days after the Company's receipt of the Holder's Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to the Holder on the later of (i) concurrently with the consummation of such Change of Control or (ii) within ten (10) Business Days after the Company's receipt of such notice. The Company shall deliver (A) the Holder Optional Redemption Price to the Holder on the Holder Optional Redemption Date, (B) the Company Optional Redemption Price to the Holder on the Company Optional Redemption Date and (C) the Asset Sale Redemption Price to the Holder on the Asset Sale Redemption Date. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 19(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company's receipt of such notice, (x) the Redemption Notice shall be null and void with respect to such Conversion Amount, (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 19(d)) to the Holder representing such Conversion Amount and (z) the Conversion Price of this Note or such new Notes shall be adjusted to the lesser of (A) the Conversion Price as in effect on the date on which the Redemption Notice is voided and (B) the lowest Closing Bid Price of the ADRs during the period beginning on and including the date on which the Redemption Notice is delivered to the Company and ending on and including the date on which the Redemption Notice is voided. The Holder's delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company's obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Conversion Amount subject to such notice.

(b) Redemption by Other Holders. Upon the Company's receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Sections 4(b), Section 5(b) or Section 8 (each, an "Other Redemption Notice"), the Company shall immediately forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Business Day period beginning on and including the date which is three (3) Business Days prior to the Company's receipt of the Holder's Redemption Notice and ending on and including the date which is three (3) Business Days after the Company's receipt of the Holder's Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Business Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Business Day period.

(14) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as required by law, the Corporations Act 2001 (Cth) and as expressly provided in this Note, or any other Transaction Documents.

(15) COVENANTS.

(a) Rank. All payments due under this Note (a) shall rank pari passu with all Other Notes and all Permitted Indebtedness (other than Permitted Senior Indebtedness and Permitted Indebtedness described in clause (B) of the definition thereof) and (b) shall be senior to all other Indebtedness of the Company and its Subsidiaries other than Permitted Senior Indebtedness.

(b) Incurrence of Indebtedness. So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note and the Other Notes and (ii) Permitted Indebtedness.

(c) Existence of Liens. So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, "Liens") other than Permitted Liens.

(d) Restricted Payments. The Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Permitted Indebtedness whether by way of payment in respect of principal of (or premium, if any) or interest on such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.

(e) Net Cash Balance. So long as this Note is outstanding, the Company shall at all times maintain a Net Cash Balance in excess of 30% of the aggregate remaining unamortized or un-converted Principal amount of Notes then outstanding (the "Net Cash Balance Test"); provided, however, that upon the occurrence of the later of (i) the consummation of one or more Subsequent Placements (as defined in the Securities Purchase Agreement) in any nine-month period for which the Company receives aggregate gross proceeds equal to or greater than $16,000,000 or (ii) the effectiveness of the Initial Registration Statement (as defined in the Registration Rights Agreement), the Company shall no longer be required to satisfy the Net Cash Balance Test. Promptly after any date on which the Net Cash Balance Test is not satisfied (a "Failure Date"), and to the extent such failure constitutes non-public material information the Company shall publicly disclose (on a Current Report on Form 6-K or otherwise) such material non-public information and provide to the Holder a certification as to the amount of the Net Cash Balance as of the Failure Date.

(f) Asset Sales. Promptly after the occurrence of an Asset Sale, the Company shall deliver written notice thereof via facsimile and overnight courier (an "Asset Sale Notice") to the Holder. Within sixty (60) Trading Days of such notice, the Holder may require the Company to redeem (an "Asset Sale Redemption"), with the Available Cash Proceeds of such Asset Sale, all or any portion of the Conversion Amount of this Note by delivering written notice thereof (the "Asset Sale Redemption Notice") to the Company, which Asset Sale Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem; provided that if the aggregate principal amount of this Note and Other Notes to be redeemed with the cash proceeds of an Asset Sale exceed the amount of Available Cash Proceeds from such Asset Sale, the Company shall redeem this Note and Other Notes on a pro rata basis with such proceeds. In connection with the consummation of such Asset Sale Redemption, the Company shall issue to the Holder Series B Warrants, which warrants shall be exercisable for a number of ADSs equal to the quotient of (1) 30% of the Conversion Amount being redeemed and (2) the then applicable Conversion Price. Each portion of this Note subject to redemption by the Company pursuant to this Section 15(f) shall be redeemed by the Company at a price equal to 110% of the Conversion Amount being redeemed (the "Asset Sale Redemption Price"). The Company shall effect such Asset Sale Redemption including issuing such warrant on a date ("Asset Sale Redemption Date") not later than two (2) business days after receipt of such Asset Sale Redemption Notice. Upon the consummation of the Asset Sale, the Holder shall take any action required pursuant to the terms of the Security Documents to release any security interest on such Collateral subject to such Asset Sale. The Company and the Holder shall reasonably cooperate to coordinate the release of the Holder's security interest and any Asset Sale Redemption to facilitate an Asset Sale. Redemptions required by this Section 15(f) shall be made in accordance with the provisions of Section 13.

(16) PARTICIPATION. The Holder, as the holder of this Note, shall be entitled to receive such dividends paid (other than cash dividends) and distributions made to the holders of ADRs or Ordinary Shares to the same extent as if the Holder had converted this Note into ADRs (without regard to any limitations on conversion herein or elsewhere) and had held such ADRs on the record date for such dividends and distributions. Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of ADRs or Ordinary Shares.

(17) VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the Required Holders shall be required for any change or amendment to this Note or the Other Notes.

(18) TRANSFER. This Note and any ADRs issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement.

(19) REISSUANCE OF THIS NOTE.

(a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 19(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with Section 19(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

(b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 19(d)) representing the outstanding Principal.

(c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 19(d) and in principal amounts of at least $100,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

(d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 19(a) or Section 19(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest and Late Charges on the Principal and Interest of this Note, from the Issuance Date.

(20) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

(21) PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys' fees and disbursements.

(22) CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Purchasers and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

(23) FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

(24) DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Closing Bid Price, the Closing Sale Price or the Weighted Average Price or the arithmetic calculation of the Conversion Rate or the Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Business Days of receipt, or deemed receipt, of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within two (2) Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two Business Days submit via facsimile (a) the disputed determination of the Closing Bid Price, the Closing Sale Price or the Weighted Average Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Conversion Rate or the Redemption Price to the Company's independent, outside accountant. The Company, at the Company's expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than seven (7) Business Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

(25) NOTICES; CURRENCY; PAYMENTS.

(a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least twenty (20) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the ADRs or Ordinary Shares, (B) with respect to any pro rata subscription offer to holders of ADRs or Ordinary Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

(b) Currency. Unless otherwise indicated, all dollar amounts referred to in this Note are in United States Dollars.

(c) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Purchasers, shall initially be as set forth on the Schedule of Buyers attached to the Securities Purchase Agreement); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date. Any amount of Principal or other amounts due under the Transaction Documents, other than Interest, which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of ten percent (10%) per annum from the date such amount was due until the same is paid in full ("Late Charge").

(26) CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

(27) WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

(28) GOVERNING LAW. This Note shall be construed and enforced in accor-dance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

(29) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

(a) "ADRs" means the American Depositary Receipts of the Company evidencing the American Depositary Shares of the Company which each represent ten (10) Ordinary Shares or any successor securities. Appropriate and equitable adjustment to the terms and provisions of this Notes shall be made in the event of any change to the ratio of ADRs to Ordinary Shares.

(b) "Applicable Asset Sale Amount" means the net cash proceeds from the Asset Sale causing the calculation.

(c) "Approved Stock Plan" means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company's securities may be issued to any employee, officer, director or consultant for services provided to the Company.

(d) "Asset Sale" means the sale, lease, conveyance or other disposition of any assets or rights that constitute Collateral.

(e) "ASX" means the Australian Stock Exchange.

(f) "Available Amount" means $7,500,000 less the aggregate principal amount of this Note previously redeemed pursuant to Section 15(f).

(g) "Available Cash Proceeds" of any Asset Sale means:

(i) If both the Applicable Asset Sale Amount and the Cumulative Asset Sale Amount are less than $7,500,000, 100% of the gross proceeds of such Asset Sale;

(ii) if the Applicable Asset Sale Amount is less than $7,500,000 but the Cumulative Asset Sale Amount is greater than $7,500,000, the lesser of (I) 100% of the net cash proceeds of such Asset Sale and (II) the sum of (x) the Available Amount and (y) the Excess Asset Sale Amount; or

(iii) if the Applicable Asset Sale Amount is greater than $7,500,000, the lesser of (I) $7,500,000 and (II) the sum of (x) the Available Amount and (y) the Excess Asset Sale Amount;

provided, however, that if such Available Cash Proceeds of an Asset Sale is not a positive number, no cash proceeds of such Asset Sale shall be Available Cash Proceeds.

(h) "Bloomberg" means Bloomberg Financial Markets.

(i) "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York, State of New York, U.S.A. or Perth, Australia are authorized or required by law to remain closed.

(j) "Calendar Quarter" means each of: the period beginning on and including January 1 and ending on and including March 31; the period beginning on and including April 1 and ending on and including June 30; the period beginning on and including July 1 and ending on and including September 30; and the period beginning on and including October 1 and ending on and including December 31.

(k) "Cash Equivalents" means (i) securities issued, or directly and fully guaranteed or insured, by the government of the United States, Australia or the United Kingdom or any agency or instrumentality thereof having maturities of not more than one year from the date of the acquisition by a Person, (ii) demand deposits and time deposits and certificates of deposit, having maturities of not more than one year from the date of acquisition, of any domestic commercial bank which has, or the holding company of which has, a commercial paper rating meeting the requirements specified in clause (iv) below, (iii) repurchase obligations with a term of not more than 270 days for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, and (iv) commercial paper rated at least A-2 or the equivalent thereof by Standard & Poor's Ratings Group or P-2 or the equivalent thereof by Moody's Investors Service, Inc. and in either case maturing within one year after the date of acquisition.

(l) "Change of Control" means any Fundamental Transaction other than (i) any consolidation, merger, combination, or any reorganization, recapitalization or reclassification of the Ordinary Shares pursuant to, which holders of the Company's voting power immediately prior to such consolidation, merger, combination, reorganization, recapitalization or reclassification continue after such consolidation, merger, combination, reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (ii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company.

(m) "Change of Control Premium" means (i) until the 12-month anniversary of the Issuance Date, 120%, (ii) from and after the 12-month anniversary of the Issuance Date until the 24-month anniversary of the Issuance Date, 115%, (iii) from and after the 24-month anniversary of the Issuance Date until the 30-month anniversary of the Issuance Date, 110%, and (iv) after the 30-month anniversary of the Issuance Date, 105%.

(n) "Closing Bid Price" and "Closing Sale Price" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 24. All such determinations to be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

(o) "Closing Date" shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.

(p) "Collateral" has the meaning ascribed to such term in the Security Documents.

(q) "Consolidated Total Indebtedness" means, with respect to any Person at any date, all Indebtedness of such Person determined on a consolidated basis in accordance with GAAP, including, in any event, with respect to the Company and its Subsidiaries, the outstanding principal amount of the Notes.

(r) "Consolidated Total Indebtedness to Market Capitalization Ratio" means the ratio of Consolidated Total Indebtedness to Market Capitalization.

(s) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Ordinary Shares.

(t) "Cumulative Asset Sale Amount" means the aggregate net cash proceeds received by the Company from all Asset Sales after the Issuance Date (including the Asset Sale that is causing the applicable calculation).

(u) "Deposit Agreement" means that certain Deposit Agreement, dated as of January 24, 2005, by and among the Company, the Depositary and the holders and beneficial owners from time to time of ADSs evidenced by ADRs issued pursuant to such agreement.

(v) "Depositary" means Citibank, N.A. acting in such capacity under the Deposit Agreement.

(w) "Eligible Market" means the Principal Market, The New York Stock Exchange, Inc., the American Stock Exchange, or The Nasdaq SmallCap Market.

(x) "Equity Conditions" means: (i) on each day during the period beginning on the date which is the later of (x) the earlier of (A) the Effectiveness Deadline and (B) the Effective Date and (y) one (1) month prior to the applicable date of determination and ending on and including the applicable date of determination (the "Equity Conditions Measuring Period"), either (x) the Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement and there shall not have been any Grace Periods (as defined in the Registration Rights Agreement) or (y) all ADRs issuable upon conversion of the Notes and exercise of the Warrants shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws; (ii) on each day during the Equity Conditions Measuring Period, the ADRs are designated for quotation on the Principal Market or an Eligible Market and shall not have been suspended from trading on such exchange or market (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by the Company) nor shall delisting or suspension by such exchange or market been threatened or pending either (A) in writing by such exchange or market or (B) by falling below the minimum listing maintenance requirements of such exchange or market; (iii) during the Equity Conditions Measuring Period the Company shall have delivered Conversion Shares upon conversion of the Notes and ADRs upon exercise of the Warrants to the holders on a timely basis as set forth herein hereof (and analogous provisions under the Other Notes) and the Warrants; (iv) any applicable ADRs to be issued in connection with the event requiring determination may be issued in full without violating Section 3(d) hereof and the rules or regulations of the Principal Market or any applicable Eligible Market; (v) during the Equity Conditions Measuring Period, the Company shall not have failed to timely make any payments within five (5) Business Days of when such payment is due pursuant to any Transaction Document; (vi) during the Equity Conditions Measuring Period, there shall not have occurred either (A) the public announcement of a pending, proposed or intended Fundamental Transaction which has not been abandoned, terminated or consummated or (B) an Event of Default or an event that with the passage of time or giving of notice would constitute an Event of Default; (vii) the Company shall have no knowledge of any fact that would cause (x) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) any ADRs issuable upon conversion of the Notes and ADRs issuable upon exercise of the Warrants not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws; and (viii) during the Equity Conditions Measuring Period, the Company otherwise shall have been in material compliance with and shall not have materially breached or be in material breach of any material provision, covenant, representation or warranty of any Transaction Document.

(y) "Excess Asset Sale Amount" means solely in the event that the Cumulative Asset Sale Amount is in excess of $15,000,000, 50% of such net cash proceeds in excess of $15,000,000.

(z) "Excluded Securities" means any Ordinary Shares issued or issuable: (i) in connection with any Approved Stock Plan; (ii) upon conversion of the Notes or the exercise of the Warrants; (iii) pursuant to a bona fide firm commitment underwritten public offering with a nationally recognized underwriter which generates gross proceeds to the Company in excess of $25,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); (iv) in connection with the payment of any Interest Shares on the Notes; (v) in connection with any acquisition by the Company, whether through an acquisition of shares or a merger of any business, assets or technologies the primary purpose of which is not to raise equity capital; (vi) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date; (vii) in replacement of outstanding Ordinary Shares as a result of the re-incorporation of the Company into the United States; (viii) in connection with any rights offering to all holders of Ordinary Shares generally; and (ix) in connection with a Strategic Financing.

(aa) "Fundamental Transaction" means that the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Ordinary Shares (not including any Ordinary Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the outstanding Ordinary Shares (not including any Ordinary Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Ordinary Shares.

(bb) "GAAP" means United States generally accepted accounting principles, consistently applied.

(cc) "Holder Optional Redemption Date" means each of July 31, 2007 and January 31, 2008.

(dd) "Holder Pro Rata Amount" means a fraction (i) the numerator of which is the Principal amount of this Note on the Closing Date and (ii) the denominator of which is the aggregate principal amount of the Notes issued to the initial purchasers pursuant to the Securities Purchase Agreement on the Closing Date of all then outstanding Notes.

(ee) "Interest Conversion Price" means, with respect to any Interest Date, that price which shall be computed as 85% of the arithmetic average of the Weighted Average Price of the ADRs on each of the ten (10) consecutive Trading Days ending on the Trading Day immediately preceding the applicable Interest Date (each, an "Interest Measuring Period"). All such determinations to be appropriately adjusted for any share split, share dividend, share combination or other similar transaction during such period.

(ff) "Interest Rate" means eight percent (8.0%) per annum.

(gg) "Market Capitalization" of the Company means the amount determined by multiplying the total number of Ordinary Shares issued and outstanding (as reflected in the Company's latest Form 20-F or other publicly filed report) times the arithmetic average of the Weighted Average Price of the Ordinary Shares for the ten (10) consecutive Trading Days preceding the date of measurement.

(hh) "Maximum Interest Share Amount" means the Holder Pro Rata Amount of the quotient determined by dividing (A) the product of (x) 15% and (y) the sum of the Trading Dollar Volume of the ADRs for the twenty (20) Trading Days ending on the Trading Day immediately preceding the applicable Interest Date by (B) the applicable Interest Conversion Price.

(ii) "Net Cash Balance" means, at any date, the difference between (i) aggregate amount of all cash and Cash Equivalents and Short and Long Term Investments reflected on the Company's balance sheet as at such date, minus (ii) the unpaid principal balance of the Permitted Indebtedness (not including amounts owed under the Notes and any accounts payable) on such date.

(jj) "Optional Redemption Date" means any of a Company Redemption Date, an Asset Sale Redemption Date and a Holder Redemption Date.

(kk) "Options" means any rights, warrants or options to subscribe for or purchase Ordinary Shares or Convertible Securities.

(ll) "Ordinary Shares" means (i) the Company's ordinary shares, no par value per share, and (ii) any share capital into which such Ordinary Shares shall have been changed or any share capital resulting from a reclassification of such Ordinary Shares.

(mm) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(nn) "Permitted Indebtedness" means (A) Permitted Senior Indebtedness, (B) Indebtedness incurred by the Company that is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note, as reflected in a written agreement acceptable to the Holder and approved by the Holder in writing, and which Indebtedness does not provide at any time for (1) the payment, prepayment, repayment, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until ninety-one (91) days after the Maturity Date or later and (2) total interest and fees at a rate in excess of eight percent (8%) per annum, (C) Indebtedness secured by Permitted Liens, (D) Indebtedness to trade creditors incurred in the ordinary course of business, and (E) Indebtedness of any entity acquired by or merged with the Company not for capital raising purposes and existing at the date of such acquisition or merger, (F) Indebtedness not covered by (A) through (E) above which is incurred by the Company in an amount not to exceed an aggregate of $10 million dollars, provided that such Indebtedness is not in any way convertible into, exchangeable for or in any way payable in equity securities of the Company and, provided further that such Indebtedness shall only be incurred to the extent that the Consolidated Total Indebtedness to Market Capitalization Ratio does not exceed .15 at the time of incurrence of such Indebtedness, (G) extensions, refinancings and renewals of any items of Permitted Indebtedness, provided that the principal amount is not increased or the terms modified to impose more burdensome terms upon the Company or its Subsidiary, as the case may be and (H) Indebtedness evidenced by this Note and the Other Notes.

(oo) "Permitted Liens" means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (iv) Liens (A) upon or in any equipment acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, (v) Liens incurred in connection with the extension, renewal or refinancing of the indebtedness secured by Liens of the type described in clauses (i) and (iv) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced does not increase, (vi) leases or subleases and licenses and sublicenses granted to others in the ordinary course of the Company's business, not interfering in any material respect with the business of the Company and its Subsidiaries taken as a whole, (vii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods, (viii) Liens on any assets of any entity acquired by or merged with the Company not for capital raising purposes and existing at the date of such acquisition or merger, (ix) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under Section 4(a)(viii) and (x) Liens securing the obligations under this Note and the Other Notes.

(pp) "Permitted Senior Indebtedness" means the principal of (and premium, if any), interest on, and all fees and other amounts (including, without limitation, any reasonable out-of-pocket costs, enforcement expenses (including reasonable out-of-pocket legal fees and disbursements), collateral protection expenses and other reimbursement or indemnity obligations relating thereto) payable by Company and/or its Subsidiaries under or in connection with any credit facility to be entered into by the Company and/or its Subsidiaries with one or more financial institutions together with any amendments, restatements, renewals, refundings, refinancings or other extensions thereof); provided, however, that the aggregate outstanding amount of such Permitted Senior Indebtedness (taking into account the maximum amounts which may be advanced under the loan documents evidencing such Permitted Senior Indebtedness) does not as of the date on which any such Permitted Senior Indebtedness is incurred exceed $10,000,000, with respect to the unpaid principal balance of loans thereunder and, provided further that such Permitted Senior Indebtedness shall only be incurred to the extent that the Consolidated Total Indebtedness to Market Capitalization Ratio does not exceed .15 at the time of incurrence of such Permitted Senior Indebtedness.

(qq) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

(rr) "Principal Market" means the Nasdaq National Market.

(ss) "Redemption Notices" means, collectively, the Event of Default Redemption Notice, the Change of Control Redemption Notice, the Holder Optional Redemption Notice, the Company Optional Redemption Notice and the Asset Sale Redemption Notice, each of the foregoing, individually, a Redemption Notice.

(tt) "Redemption Premium" means (i) in the case of the Events of Default described in Section 4(a)(i) - (v) and (viii) - (xi), 110% or (ii) in the case of the Events of Default described in Section 4(a)(vi) - (vii), 100%.

(uu) "Redemption Prices" means, collectively, the Event of Default Redemption Price, Change of Control Redemption Price, the Holder Optional Redemption Price, the Company Optional Redemption Price and the Asset Sale Redemption Price, each of the foregoing, individually, a Redemption Price.

(vv) "Registration Rights Agreement" means that certain registration rights agreement dated as of July __, 2006 by and among the Company and the Holder relating to, among other things, the registration of the resale of the ADSs issuable upon conversion of the Notes, payment of interest under the Notes, and exercise of the Warrants and the Series B Warrants, as the same may be amended, restated, supplemented or otherwise modified.

(ww) "Required Holders" means the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then outstanding.

(xx) "SEC" means the United States Securities and Exchange Commission.

(yy) "Securities Purchase Agreement" means that certain securities purchase agreement dated as of the Subscription Date by and among the Company and the initial holders of the Notes pursuant to which the Company issued the Notes, as amended by the Amendment Agreement, dated July __, 2006, between the Holder and the Company, as the same may be further amended, restated, supplemented or otherwise modified.

(zz) "Security Documents" has the meaning ascribed to such term in the Securities Purchase Agreement.

(aaa) "Series B Warrants" has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.

(bbb) "Strategic Financing" means the issuance, directly or indirectly, of Ordinary Shares or warrants to purchase Ordinary Shares at a purchase price or an exercise price, as the case may be, that is not less than the market price of the Ordinary Shares on the date of issuance of such Ordinary Shares or warrant, in connection with any strategic investor, vendor, lease or similar arrangement (the primary purpose of which is not to raise equity capital), provided that the aggregate number of shares of Ordinary Shares which the Company may issue pursuant to this definition shall not exceed ten percent (10%) of the outstanding Ordinary Shares at the time of issuance (subject to adjustment for stock splits, stock dividends, stock combination and similar transactions)

(ccc) "Subscription Date" means October 5, 2005.

(ddd) "Subsequent Conversion Price" means 108% of the arithmetic average of the Weighted Average Price of the ADRs for the ten (10) consecutive Trading Days ending on the Trading Day immediately preceding April 30, 2007. All such determinations to be appropriately adjusted for any share split, share dividend, share combination or other similar transaction during such period.

(eee) "Successor Entity" means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security is quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

(fff) "Trading Day" means any day on which the ADRs are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the ADRs, then on the principal securities exchange or securities market on which the ADRs are then traded; provided that "Trading Day" shall not include any day on which the ADRs are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the ADRs are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

(ggg) "Trading Dollar Volume" means, for any day on which the ADRs are traded on the Principal Market, the product of (i) the daily average trading volume of the ADRs on such day multiplied by (ii) the Weighted Average Price for the ADRs on such day.

(hhh) "Warrants" has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.

(iii) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30:01 a.m., New York Time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as the Principal Market publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 24. All such determinations to be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

pSivida Limited

By:
Name:
Title:

EXHIBIT I

PSIVIDA LIMITED
CONVERSION NOTICE

Reference is made to the Convertible Note (the "Note") issued to the undersigned by pSivida Limited (the "Company"). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into ADRs (the "ADRs") of the Company, as of the date specified below.

Date of Conversion: _________________________________________________________________________

Aggregate Conversion Amount to be converted: _________________________________________________________________

Please confirm the following information:

Conversion Price: ___________________________________________________________________________

Number of ADRs to be issued: ___________________________________________________________________

Please issue the ADRs into which the Note is being converted in the following name and to the following address:

Issue to:	_______________________________________________________________________________
_______________________________________________________________________________
_______________________________________________________________________________

Facsimile Number: ___________________________________________________________________________

Authorization: ______________________________________________________________________________

By: _______________________________________________________________________________

Title: _________________________________________________________________________

Dated: _________________________________________________________________________________________

Account Number: ____________________________________________________________________________
(if electronic book entry transfer)

Transaction Code Number: ______________________________________________________________________
(if electronic book entry transfer)

ACKNOWLEDGMENT

The Company hereby acknowledges this Conversion Notice and hereby directs [Insert Name of Transfer Agent] to issue the above indicated number of ADRs in accordance with the Transfer Agent Instructions dated October __, 2005 from the Company and acknowledged and agreed to by [Insert Name of Transfer Agent].

pSivida Limited

By:
Name:
Title: